Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated October 22, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GFI Group Inc.

at

$5.25 Net Per Share

by

BGC Partners, L.P.,

an operating subsidiary of

BGC Partners, Inc.

BGC Partners, L.P., a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”; NASDAQ: BGCP), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”; NYSE: GFIG), for $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer Documents,” and the cash tender offer, in accordance with, and as it may be amended from time to time pursuant to, the Offer Documents, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON NOVEMBER 19, 2014 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

GFI is currently a party to a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement (the “CME Merger Agreement”), each dated July 30, 2014, with CME Group Inc. (“CME”) whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME and certain stockholders of GFI, who control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, dated July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement.

Prior to the announcement of the CME Transaction, the Purchaser expressed its interest in a business combination with GFI. BGC continues to seek a negotiated merger with GFI. In light of the CME Transaction and the Support Agreement, however, the Purchaser is making the offer directly to GFI stockholders on the terms and conditions set forth in the Offer as an alternative to a negotiated transaction, as BGC believes that the Offer is superior to the CME Transaction for GFI’s stockholders. Subject to applicable law, BGC and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with GFI, or to negotiate a merger agreement with GFI not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by BGC and GFI and specified in such merger agreement.

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least a majority of all then outstanding Shares on a fully diluted basis, (ii) any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have been obtained or made on terms satisfactory to BGC and the Purchaser, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated or obtained, as applicable, as described herein, (iii) the Purchaser being satisfied, in its sole discretion, that nominees of BGC will constitute at least two-thirds of the members of the board of directors of GFI and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the Offer and (iv) the Purchaser being provided adequate information from GFI so that the Purchaser is satisfied, in its sole discretion, that GFI is not a party to any agreement or transaction (other than the CME Transaction) having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or BGC’s ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI. The Offer is also subject to certain other conditions contained in the Offer to Purchase.

The consummation of the Offer is not conditioned on (1) BGC or the Purchaser obtaining financing, (2) the termination of the CME Merger Agreement or the Support Agreement or (3) the tender of the Shares subject to the Support Agreement.

The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on November 19, 2014 unless the Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended, shall expire. Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If the Purchaser acquires Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to the Purchaser’s equity ownership in GFI, the Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as the Purchaser shall determine, which may be different from the price paid in the Offer. The Purchaser also reserves the right to dispose of Shares that it has acquired or may acquire.

After the expiration of the Offer, the Purchaser may, in its sole discretion, but is not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer (a “Subsequent Offer”). A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. The Purchaser does not currently intend to provide a subsequent offering period, although the Purchaser reserves the right to do so.

The Offer may be extended, subject to the applicable law, among other things, upon a material change in the terms of the Offer or if the Purchaser waives a material condition of the Offer, for periods of five or ten business days (depending on the circumstance and facts). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment pursuant to the Offer will be made only after valid tender of the Shares, such valid tender occurring when (i) the Depositary receives at one of its addresses set forth on the back cover of the Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal or Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for bookentry transfer described in the Offer to Purchase (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described in the Offer to Purchase is complied with.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight at the end of the day on December 22, 2014, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares.

The receipt of cash by U.S. Holders (as defined in the Offer to Purchaser) in exchange for Shares pursuant to the Offer, or during a subsequent offering period will generally be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares and the tax consequences to them of participating in the Offer (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed with the SEC and will be made available through the SEC’s website at http://www.sec.gov/.

A request is being made to GFI for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

This summary advertisement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal which contain important information that should be read carefully before any decision is made with respect to the offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Depositary for the Offer is:

If delivering by mail:		If delivering by courier:
American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department P.O. Box 2042 New York, New York 10272-2042		American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED 501 Madison Avenue, 20th Floor New York, New York 10022

Shareholders May Call Toll Free: (888) 750-5884

Banks and Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is: Cantor Fitzgerald & Co. 499 Park Avenue, 5th Floor New York, New York 10022 (212) 294-7944

October 22, 2014